

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2024

Qiyu Wang
Chief Financial Officer
VNET Group, Inc.
Guanjie Building Southeast 1st Floor, 10# Jiuxianqiao East Road
Chaoyang District
Beijing, 100016
The People's Republic of China

>   **Re: VNET Group, Inc.**
>   **Form 20-F for the Year Ended December 31, 2023**
>   **Filed April 26, 2024**
>   **File No. 001-35126**

Dear Qiyu Wang:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Year Ended December 31, 2023

Introduction, page 1

1. We note that you have excluded Hong Kong and Macau from your definition of "China" or "PRC" for the purpose of your annual report, yet it appears that you have Hong Kong subsidiaries. Please remove the exclusion of Hong Kong and Macau from such definition and clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong/Macau. In this regard, ensure that your disclosure does not narrow risks related to operating in the PRC to mainland China only. Where appropriate, you may describe PRC law and then explain how law in Hong Kong/Macau differs from PRC law and describe any risks and consequences to the Company associated with those laws.

Financial Information Related to the VIEs and Parent, page 13

2.   In future filings please label your tables as "Condensed Consolidating" instead of "Condensed Consolidated."

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology